FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

June 25, 2007

Item 3: News Release:

A news release dated and issued on June 25, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino and Xstrats Zinc to Commence 25,000m Drill Program on Bathurst Mining Camp.

Item 5: Full Description of Material Change:

June, 25, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) and Xstrata Zinc, is pleased to announce a $5,000,000 exploration program will commence on June 25th 2007 on the Bathurst Mining Camp, in Bathurst, New Brunswick. A total of 25,000 meters of drilling using up to five drill rigs will be operational from June 2007 through until March 2008. Jean Luc Roy, President of El Niño states, “We are looking forward to the 2007/2008 campaign, and are very optimistic with the targets we identified, using the Titan 24 Deep Earth Imaging System, and other technologies.”  El Niño has the opportunity to earn up to 50 % of Xstrata Zinc’s exploration projects in the Bathurst Mining Camp through an Option/Joint Venture Agreement, which was signed in May 2006. We have already completed the first year, of a two year $10,000,000 work program, with $5,000,000 coming from the province of New Brunswick through a government grant. “El Niño is very fortunate to have the support of the New Brunswick Government, and to be working with an industry leader in Xstrata Zinc .” says Jean Luc Roy.

About El Niño Ventures Inc.

El Niño Ventures is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño is currently in the midst of an aggressive global acquisition program throughout North America and Africa.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 25th day of June 2007.